                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                       Consolidated Capital Properties VI
                       ----------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

                (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

Transaction valuation*                                Amount of filing fee
---------------------                                 --------------------
$1,247,324.60                                         $249.46


* For purposes of calculating the fee only. This amount assumes the purchase of 106,883 units of limited partnership interest of the subject partnership for $11.67 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $249.46           Filing Party:  AIMCO Properties, L.P.

Form or Registration No.: Schedule TO      Date Filed: August 3, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP No. NONE



1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AIMCO PROPERTIES, L.P.
         84-1275721

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC, BK

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

         --

8.   SHARED VOTING POWER

         29,579 Units

9.   SOLE DISPOSITIVE POWER

         --

10.  SHARED DISPOSITIVE POWER

         29,579 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,579 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 15.66%

14.  TYPE OF REPORTING PERSON

         PN

CUSIP No. NONE


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AIMCO-GP, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

         --

8.   SHARED VOTING POWER

         29,579 Units

9.   SOLE DISPOSITIVE POWER

         --

10.  SHARED DISPOSITIVE POWER

         29,579 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,579 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 15.66%

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No. NONE

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         APARTMENT INVESTMENT AND MANAGEMENT COMPANY
         84-129577

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

          --

8.   SHARED VOTING POWER

          72,059 Units

9.   SOLE DISPOSITIVE POWER

          --

10.  SHARED DISPOSITIVE POWER

          72,059 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          72,059 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 38.15%

14.  TYPE OF REPORTING PERSON

         CO

CUSIP No. NONE


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         INSIGNIA PROPERTIES, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON


7.   SOLE VOTING POWER

         --

8.   SHARED VOTING POWER

         42,480 Units

9.   SOLE DISPOSITIVE POWER

         --

10.  SHARED DISPOSITIVE POWER

         42,480 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         42,480 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 22.49%

14.  TYPE OF REPORTING PERSON

         PN

CUSIP No. NONE



1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AIMCO/IPT, INC.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a) [ ]
                                                                        (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         Not Applicable

5.   (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e))                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

         --

8.   SHARED VOTING POWER

         42,480 Units

9.   SOLE DISPOSITIVE POWER

         --

10.  SHARED DISPOSITIVE POWER

         42,480 Units

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         42,480 Units

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 22.49%

14.  TYPE OF REPORTING PERSON

         CO

                   AMENDMENT NO. 2 TO TENDER OFFER STATEMENT/
                        AMENDMENT NO. 12 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 2 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Properties VI (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 16, 1994, by Insignia Financial Group, Inc. ("Insignia") and LP 6 Acceptance Corporation ("LP 6"), as amended by (i) Amendment No. 1, filed with the Commission on December 19, 1994, by Insignia and LP 6, (ii) Amendment No. 2, filed with the Commission on April 24, 1997, by Insignia, LP 6, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on October 26, 1998, by IPLP, IPT, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (iv) Amendment No. 4, filed with the Commission on June 2, 1999, by AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (v) Amendment No. 5, filed with the Commission on July 1, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on August 6, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on November 15, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, dated December 16, 1999, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, dated January 10, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP AIMCO, and (x) Amendment No. 10, dated August 2, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO and (xi) Amendment No. 11, dated August 22, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 12.  Exhibits.


         (a)(1) Offer to Purchase, dated August 2, 2000. (Previously filed.)

         (a)(2)            Letter of Transmittal and related Instructions.
                           (Previously filed.)

         (a)(3) Letter, dated August 2, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(4) Reminder Letter, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(5) Letter, dated August 15, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(6)            Supplement to Offer to Purchase, dated September 1,
                           2000.

         (a)(7) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership.

         (a)(8)            Press release, dated September 1, 2000.

         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

         (b)(2) Amended and Restated Credit Agreement, dated as of March 15, 2000, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.20 to AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3) First Amendment to $345,000,000 Amended and Restated Credit Agreement, dated as of April 14, 2000, among AIMCO Properties, L.P., Bank of America, as Administrative Agent, and U.S. Bank National Association, as Lender. (Exhibit 10.4 to AIMCO's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, is incorporated herein by this reference.)

         (d)               Not applicable.

         (g)               Not applicable.

         (h)               Not applicable.

         (z)(1) Agreement of Joint Filing, dated November 11,1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP. (Previously filed)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 1, 2000
                                   AIMCO PROPERTIES, L.P.

                                   By: AIMCO-GP, INC.
                                            (General Partner)

                                   By: /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Executive Vice President

                                   AIMCO/IPT, INC.

                                   By: /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Executive Vice President

                                   INSIGNIA PROPERTIES, L.P.

                                   By: AIMCO/IPT, INC.
                                            (General Partner)

                                   By: /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Executive Vice President

                                   AIMCO-GP, INC.

                                   By: /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Executive Vice President

                                   APARTMENT INVESTMENT
                                   AND MANAGEMENT COMPANY

                                   By: /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Executive Vice President

                                INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                  DESCRIPTION
        -------                 -----------

         (a)(1)   Offer to Purchase, dated August 2, 2000. (Previously filed.)

         (a)(2)   Letter of Transmittal and related Instructions. (Previously filed.)

         (a)(3) Letter, dated August 2, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(4) Reminder Letter, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(5) Letter, dated August 15, 2000, from AIMCO OP to the limited partners of the Partnership. (Previously filed.)

         (a)(6)   Supplement to Offer to Purchase, dated September 1, 2000.

         (a)(7) Letter, dated August 30, 2000, from AIMCO OP to the limited partners of the Partnership.

         (a)(8)   Press release, dated September 1, 2000.

         (b)(1) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  August 16, 1999, is incorporated herein by this reference.)

         (b)(2)   Amended and Restated Credit Agreement, dated as of March 15,
                  2000, among AIMCO Properties, L.P., Bank of America, Bank
                  Boston, N.A., and First Union National Bank. (Exhibit 10.20 to
                  AIMCO Properties, L.P.'s Annual Report on Form 10-K for the year ended December 31, 1999, is incorporated herein by this reference.)

         (b)(3)   First Amendment to $345,000,000 Amended and Restated Credit
                  Agreement, dated as of April 14, 2000, among AIMCO Properties,
                  L.P., Bank of America, as Administrative Agent, and U.S. Bank
                  National Association, as Lender. (Exhibit 10.4 to AIMCO's
                  Quarterly Report on Form 10-Q for quarter ended March 31,
                  2000, is incorporated herein by this reference.)

         (d)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (z)(1)   Agreement of Joint Filing, dated November 11, 1999, among
                  AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT and IPLP. (Previously filed)